KWESST delegation heads to Middle East and United Kingdom

as part of its international market development program

KWESST to showcase its products at IDEX, Abu Dhabi, United Arab Emirates, February 20-24, 2023 and to exhibit and speak at Future Soldier 2023 Technology Conference, London, UK, March 7-8, 2023.

February 14, 2023 - Ottawa - KWESST Micro Systems Inc. (Nasdaq: KWE, KWESW) (TSXV: KWE) (FSE: 62UA) ("the Company" or "KWESST"), a developer of next-generation tactical systems for military, security, and personal defense markets, today reported its first overseas market development events for 2023.

From February 20-24, 2023 KWESST will be exhibiting at IDEX, Abu Dhabi, United Arab Emirates ("UAE"), the biggest defense and security expo of 2023 in the Middle East and North Africa ("MENA").  Featured items will include the Company's Battlefield Laser Defence System (BLDS), with high interest expected from attendees throughout the MENA region.  KWESST's new Non-Lethal system, branded PARA OPS, will also be featured following interest from the MENA region from customers and foreign representatives who visited KWESST at the recent 2023 SHOT Show in Las Vegas, January 18-20.  The Company expects the MENA market, where KWESST management has extensive prior experience, can be early adopters of new technology for operational use.

KWESST will also be a presenting sponsor at the Future Soldier 2023 Technology Conference and expo in London, March 6-8, 2023, attended by key UK Ministry of Defence, NATO and industry stakeholders specifically focused on soldier modernization and tactical edge integration.  At the conference KWESST will be presenting and discussing its digital solutions and capabilities that enable dynamic situational awareness for soldiers at the battalion level and below, thus closing the current "digital divide" at the soldier level.

"These events mark the first real opportunity since the pandemic to address overseas markets directly," said KWESST's Executive Chairman, David Luxton, who is leading the Company's delegation to IDEX and the Future Soldier 2023 Technology Conference.  He added, "These are unique opportunities to connect face to face with customers and the many overseas agents we've come to know from previous ventures."  The Company also expects to meet with key industry teaming partners about overseas program opportunities.

With its BLDS and PARA OPS now in early production, the Company is ready to take customer orders at these and other upcoming overseas trade shows and events.

Separately, the Company has filed its unaudited condensed consolidated interim financial statements and related management discussion and analysis for its first quarter ended December 31, 2022, under the Company's profile on SEDAR at www.sedar.com and furnished the same to the United States Securities and Exchange Commission on the Company's EDGAR profile at www.sec.gov.

To learn more about KWESST, watch an interview with the Company's Executive Chairman: https://youtu.be/jLe6cjRhXD4.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems that meet the requirements of security forces and personal defense for overmatch capability against adversaries.  The company's current portfolio of unique proprietary offerings includes its unique non-lethal PARA OPSTM system with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST is also engaged in the digitization of tactical forces for shared situational awareness and targeting with its signature TASCS (Tactical and Situational Control System) for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons.  Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones.  These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with ATAK.  The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/.

Contact: Steve Archambault, CFO, archambault@kwesst.com  or (613) 317-3941

Jason Frame, Investor Relations: frame@kwesst.com

Investor Contact:

Dave Gentry, CEO

RedChip Companies

1-800 RED-CHIP (733-2447) 407-491-4499 KWEMF@redchip.com

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may include, but are not limited to: participation in tradeshows, conferences and events, participation in meetings with industry partners and the outcomes of such meetings, interest in our products and expected orders from overseas. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including risks relating to: general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the ability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Securities Administrators and the SEC; and many other factors beyond the control of KWESST.  Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.